

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2022

Chenxi Yu
Chief Financial Officer
TuanChe Ltd
9F, Ruihai Building, No. 21 Yangfangdian Road
Haidian District
Beijing, PRC 100038

      Re: TuanChe Ltd
          Amendment No. 1 to Registration Statement on Form F-3
          Filed June 15, 2022
          File No. 333-264942

Dear Mr. Yu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2022 letter.

Amendment No. 1 to Form F-3

Prospectus Cover Page, page i

1.   We note your revisions in response to comment 1. Please further revise your disclosure to state that the VIE structure involves unique risks to investors and disclose that investors may never hold equity interests in the Chinese operating companies. Please also clarify that the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, as we note that your current disclosure says that the VIE structure provides your "business operations in China with contractual exposure to foreign investment."

2. We note your disclosure here and elsewhere in the filing that you operate the value-added communications business in China through the VIEs and their subsidiaries, and rely on contractual agreements to control the business operations of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

3. We note your response to comment 5. Please further revise your disclosure to briefly discuss the various PRC laws and regulations that could limit your ability to transfer cash between you, your subsidiaries, the VIEs, or investors.

4. Where you discuss the legal and operational risks related to being based in and having significant operations in China, please include cross-references to the specific risk factors that discuss such risks.

About this Prospectus, page 1

5. Please revise the definition of "China" and "PRC" to remove the carve out for Hong Kong and Macau.

Prospectus Summary, page 2

6. Please revise to increase the font size of the corporate structure diagram so that it is readable. Please also identify the persons or entities that own the equity in TuanChe Limited (Cayman), and identify the place of incorporation for Long Ye International Limited and Long Ye Information Technology Limited. Please also indicate the percentage ownership for each entity. We note, for example, that you do not indicate the percentage of TuanChe Information Group Limited that is owned by TuanChe Group Inc.

7. We note your response to comment 8. Please further revise your disclosure to discuss the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Please provide a cross reference to the more detailed discussion of these risks in the prospectus or Form 20-F.

8. We note your revisions in response to our prior comment 10 and your disclosure that you have obtained all material license, permits or approvals. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure. In addition, where you note that you and/or the VIEs may need to obtain certain permits each time before you hold an offline event, please clarify whether you need these approvals to operate your current business, and, if so, whether you have obtained such permits. Please

also disclose whether any permissions or approvals have been denied.

9.   You indicate that believe you are not required to obtain approval or clearance from either the CSRC or the CAC "as advised by [y]our PRC counsel." Please revise your disclosure to clarify whether you are relying on an opinion of counsel, and, if so please file the consent of counsel. Please make similar revisions elsewhere that you discuss approval by the CAC or CSRC, such as your risk factors beginning on page 18.

10.   Where you discuss the transfer of cash through your organization on page 5, please include a cross-reference to your consolidated financial statements contained in your Form 20-F. Please include a similar cross-reference for your related disclosure which appears on the cover page.

Financial Information Related to the VIEs, page 6

11.   We note your response to comment 12. Please address the following:
   • Revise your schedules to disaggregate the WFOEs that are the primary beneficiary of the VIEs.
   • Revise your balance sheet information to separately present a line item for investment in subsidiaries.
   • Revise your operations information to separately present a line item for equity in loss of subsidiaries, VIEs and subsidiaries of VIEs.
   • Tell us why the net loss of Parent for each year presented does not agree to the condensed financial information of the Parent company as shown on page F-41 of your Form 20-F filed on April 29, 2022.

Failure to comply with governmental regulations..., page 20

12.   We note your disclosure that there remain uncertainties as to whether your data processing activities may be deemed to affect national security and whether you would be required to apply for a cybersecurity review. You also state that you will closely monitor the rule-marking process and will assess and determine if you are required to apply for a cybersecurity review. However, we note that the Measures for Cybersecurity Review took effect on February 15, 2022. We note further your disclosure elsewhere that you have been advised by PRC counsel that you are not required to obtain the approval or clearance of the CAC in connection with any offering. Please reconcile your disclosure in the risk factor with your disclosure elsewhere. Please also disclose to what extent you believe you are compliant with the regulations or policies that have been issued by the CAC to date.

Enforceability of Civil Liabilities, page 58

13.   Please revise to identify the directors, officers or members of senior management that are located in the PRC or Hong Kong. Please also add a risk factor addressing the challenges of bringing actions and enforcing judgments against such individuals.

<u>General</u>

14.   Please revise throughout to update your disclosure, as necessary. As examples only, we note that you disclose the last reported sales price and aggregate market value as of May 12, 2022.

     Please contact Ryan Lichtenfels at 202-551-4457 or Erin Jaskot at 202-551-3442 if you have any questions

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Trade & Services

cc: Dan Ouyang